Exhibit 99.1

Foresight: Continental and Eye-Net Collaborate to Enhance Road Safety Systems

The project will evaluate the integration of Eye-Net’s advanced safety technology into Continental’s vehicle platforms

Ness Ziona, Israel – August 26, 2025 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in 3D perception systems, announced that its wholly-owned subsidiary, Eye-Net Mobile Ltd. (“Eye-Net”), has signed an agreement for a proof of concept (POC) project with co-pace GmbH (“co-pace”), the startup-up subsidiary of the technology company Continental AG (“Continental”). The project is part of a strategic collaboration aimed at evaluating the feasibility of enhancing Continental’s road safety systems by integrating Eye-Net’s proprietary vehicle-to-everything (V2X) technology.

The POC is structured in two phases: the first phase focuses on integrating Eye-Net’s software development kit (SDK) into Continental’s Telematics Control Unit (TCU). Following successful integration, the second phase will involve a real-world demonstration using actual vehicles, providing real-world validation of the technology’s effectiveness and practical application potential. Future development phases and potential opportunities will be determined following the successful completion of the POC and subject to mutual agreement between the parties. Both parties will make their best efforts to conclude follow-on agreements by September 2025.

“Incorporating Eye-Net’s technology enhances our V2X offering, which started with our 5G-Hybrid-V2X platform,” said Douglas Cochrane, Head of Telematics Product Line, Architecture Network & Solutions at Continental. “Deploying V2X technology at scale is an important stepping stone for safer and more intelligent mobility.”

“At co-pace, we identify and support disruptive technologies that have the potential to transform mobility,” said Jürgen Bilo, Managing Director of co-pace. “Eye-Net’s technology offers a compelling solution to today’s road safety challenges, and we’re excited to explore its integration within Continental’s ecosystem.”

“This collaboration with Continental reflects the growing automotive industry recognition of our technology’s potential to support safer mobility,” said Haim Siboni, Chief Executive Officer of Eye-Net. “We look forward to working closely with Continental’s team to explore how our solution can be scaled within automotive safety platforms.”

The POC project demonstrates the companies’ shared commitment to innovation and their focus on addressing critical challenges in vehicle safety.

About Eye-Net

Eye-Net develops next-generation V2X collision prevention solutions and smart automotive systems to enhance road safety and situational awareness for all road users in the urban mobility environment. By leveraging cutting-edge artificial intelligence (AI) technology, advanced analytics, and existing cellular networks, Eye-Net’s innovative solution suite delivers real-time pre-collision alerts to all road users using smartphones and other smart devices within vehicles.

For more information about Eye-Net, please visit www.eyenet-mobile.com, or follow the Company’s LinkedIn page, Eye-Net Mobile; X (formerly Twitter), @EyeNetMobile1; and Instagram channel, Eyenetmobile1, the contents of which are not incorporated into this press release.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing advanced three-dimensional (3D) perception and cellular-based applications. Through the Company’s controlled subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s 3D perception systems include modules of automatic calibration and dense 3D point cloud that can be applied to different markets such as automotive, defense, autonomous driving, agriculture, heavy industrial equipment and unmanned aerial vehicles (UAVs).

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the expected stages of the POC, that future development phases and potential opportunities will be determined following the successful completion of the POC and subject to the mutual agreement between both parties, that both parties will make their best efforts to conclude follow-on agreements by September 2025, the potential benefits of Eye-Net’s products and that the collaboration with Continental reflects the growing automotive industry recognition of the Company’s technology’s potential to support safer mobility. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the Securities and Exchange Commission (“SEC”) on March 24, 2025, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654